New York Office 114 West 47th Street 24[h] Floor New York, NY 10036 Telephone (212) 730-7700 Facsimile (212) 730-7725

PLEASE REPLY TO:

New York Office

Wesley J. Paul, Esq.

wpaul@mrllp.com

July 13, 2009

Ms. Tabatha Akins

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Item 4.01 8-K filed 7/7/09
File No. 000-50344
For Lpath, Inc. (the “Company”)

Dear Ms. Akins,

We are counsel to the Company.  The Company has reviewed the comments that were contained in the Staff’s letter dated July 7, 2009 regarding the Company’s Form 8-K filed July 7, 2009 (the “SEC Letter”).

Please note that the Company filed a Current Report on Form 8-K with the Commission on July 2, 2009 with respect to Item 4.01.  The Company, prior to receipt of the SEC Letter, filed an amendment to such Current Report on Form 8-K/A.  Such amendment attached the letter of the Company’s former independent registered public accounting firm pursuant to and as required by Item 304(a)(3) of Regulation S-K.

Please find below the Company’s response to the questions/comments set forth in the SEC Letter.  For your convenience, we have incorporated into this response letter your original requests in italics and the Company’s responses, as follows:

Item 4.01 Changes in Registrant’s Certifying Accountants.

1.              It appears LevitZacks, Certified Public Accountants disclosed an uncertainty of the Registrant to continue as a going concern in your Form 10-K filed March 25, 2008.  Please revise your disclosure to provide a description of nature of their conclusion.  Refer to Item 304(a)(1)(ii) of Regulation S-K.

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www.mrllp.com

We note the Staff’s comment.  The audit report of the Company’s former independent registered public accounting firm under Item 8 of the Company’s Annual Report on Form 10-K filed with the Commission on March 25, 2009  (for the year ended December 31, 2008) contained “going concern” uncertainty modification language.  Audit reports are generally prepared with an assumption that the entity being audited will continue as a “going concern” (i.e. the business of the entity will continue for a reasonable period of time).  SAS 59 (“The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern”), however, contains guidelines relating to an auditor’s evaluation of the ability of an entity to continue as a going concern.  As stated in SAS 59, an auditor has a responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.  In the event that an auditor’s SAS 59 evaluation raises substantial doubt about an entity’s ability to continue as a going concern for a reasonable period of time, then the audit report for such entity is deemed modified to reflect this going concern uncertainty.  This modification is commonly referred to as a going concern uncertainty modification and is disclosed as such in the Company’s 8-K and 8-K/A.

Furthermore, in accordance with applicable regulation and the disclosure rules of the Commission, the going concern modification with respect to the audit reports of the Company’s former independent registered public accounting firm for the past two fiscal years has been previously disclosed on several occasions where financial statements meeting the requirements of Regulation S-X are required to be furnished in connection with a particular filing.  These filings include, without limitation:

•                  424(b)(3) Prospectus for Registration Statement No. 333-153423 filed 5/13/2009;

•                  424(b)(3) Prospectus for Registration Statement No. 333-144199 filed 5/13/2009;

•                  424(b)(3) Prospectus for Registration Statement No. 333-132850 filed 5/13/2009;

•                  Post Effective Amendment No. 1 to Registration Statement No. 333-153423 filed 5/1/2009;

•                  Post Effective Amendment No. 2 to Registration Statement No. 333-144199 filed 5/1/2009;

•                  Post Effective Amendment No. 3 to Registration Statement No. 333-132850 filed 5/1/2009;

•                  Form 10-K filed 3/25/2009;

•                  424(b)(3) Prospectus for Registration Statement No. 333-153423 filed 9/29/2008;

•                  Form S-1 Registration Statement (File No. 333-153423) filed 9/11/2008;

•                  424(b)(3) Prospectus for Registration Statement No. 333-144199 filed 5/8/2008;

•                  424(b)(3) Prospectus for Registration Statement No. 333-132850 filed 5/8/2008;

•                  Post Effective Amendment No. 1 to Registration Statement No. 333-144199 filed 4/28/2008;

•                  Post Effective Amendment No. 2 to Registration Statement No. 333-132850 filed 4/28/2008; and

•                  Form 10-KSB filed 3/20/2008.

We also note that the Company’s former independent registered public accounting firm agreed with the Company’s statements as such statements relate to the former accountant.  Thus, Company’s former independent registered public accounting firm agreed with the disclosure currently found in Item 4.01(a)(iii) of the 8-K and 8-K/A filed by the Company since such disclosure relates to the audit reports of Company’s former independent registered public accounting firm.

In light of (a) the commonly accepted usage of the term “going concern modification” (or related derivation thereof, as such term is used in connection with audit reports), (b) the Company’s prior disclosures with respect to the going concern modification, (c) the agreement of the Company’s former independent registered public accounting firm with respect to the disclosures contained in the Company’s 8-K and 8-K/A and (d) the responses provided herein, we respectfully submit that the Company’s existing disclosures in its Form 8-K and 8-K/A are in compliance with applicable disclosure requirements and that no further amendments to this disclosure are necessary to enhance the overall disclosure in this regard.

2.              Please amend your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed and disclose the date as required by Item 304(a)(1)(i) of Regulation S-K.  It is unclear what is meant by the statement that the decision to dismiss LevitZacks as the independent registered public accountant was “based on authority conferred to the Company’s Audit Committee.”

We note that Item 4.01(a)(i) and (ii) of the 8-K and 8-K/A indicate that the former accountant was dismissed.  Item 4.01(a)(i) also discloses that the former accountant was dismissed on June 29, 2009.

Section III.1 of the Audit Committee Charter states, in part, that it shall have the “sole authority to appoint, terminate, replace and establish the compensation of the “registered public accounting firm” (as that term is defined in Section 2(a) of the Sarbanes-Oxley Act of 2002) to serve as the Corporation’s independent auditor (herein the “Auditor”).”  Accordingly, the decision to dismiss the former accountant was made by the Company’s Audit Committee, and only the Audit Committee has the authority to take such action.  Please note that the Audit Committee Charter is included as Appendix B to the Company’s Schedule 14A (Definitive Proxy Statement) filed with the Commission on April 28, 2006.

The Audit Committee was formed by the Board of Directors of the Company and the Audit Committee Charter was approved by the Board on April 25, 2006.  Accordingly, the dismissal of the former accountant by the Audit Committee was based on authority conferred to the Audit Committee under the Audit Committee Charter.

Following the Audit Committee’s decision to dismiss the former accountant, the Audit Committee delegated authority to the officers of the Company to notify the former accountant of the dismissal.

In light of the responses provided herein, we respectfully request that the Staff deems the Company’s existing disclosures in its Form 8-K and 8-K/A to be adequate.

3.              Upon amending your filing, please include, as Exhibit 16, a letter from your former accountants, LevitZacks, Certified Public Accountants, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

We note that that the Company’s former accountants have, prior to the Company’s receipt of the SEC Letter, furnished the letter required by Item 304(a)(3) of Regulation S-K.  This letter is attached as Exhibit 16 to the 8-K/A.

In connection with responding to your comments, we are authorized to inform you that the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions or comments on the above.

Sincerely,

/s/ WESLEY J. PAUL
Wesley J. Paul

cc:  Gary Atkinson, Lpath, Inc.